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EXHIBITS

Exhibit 99	Material Change Report

Exhibit 99

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT

1.     Name and Address of Company

        The name of the company is MI Developments Inc. (the "Corporation"), a corporation incorporated under the laws of the Province of Ontario and having its registered office at 455 Magna Drive, Aurora, Ontario, Canada L4G 7A9.

2.     Date of Material Change

        The material change occurred on September 16, 2004.

3.     News Release

        On September 16, 2004, a press release describing the material change was issued by the Corporation and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities, to The Toronto Stock Exchange, to The New York Stock Exchange and to Canada Newswire for publication and dissemination through its North American Disclosure and Financial Capital Plus networks.

4.     Summary of Material Change

        On September 16, 2004, the Corporation announced that it will not be proceeding with its intention as previously stated in a press release on July 13, 2004, to make an offer to acquire all of the outstanding shares of Class A Subordinate Voting Stock of Magna Entertainment Corp. ("MEC") not currently owned by the Corporation. The Corporation also announced that William Sutton has resigned from the Corporation's Board of Directors and in his place, Thomas Hodgson has been appointed. The Corporation further announced the appointment of Doug R. Tatters as the Executive Vice-President and Chief Financial Officer of the Corporation. As the MEC going private transaction is not proceeding, Fair Enterprise will be exercising its option to repurchase the 3,682,515 shares of MEC Class A Stock from the Corporation at the same price paid by the Corporation to Fair Enterprise. As a result, the Corporation's ownership of MEC will revert to its ownership position prior to the July 12, 2004 Fair Enterprise transaction.

5.     Full Description of Material Change

        On September 16, 2004, the Corporation announced that it will not be proceeding with its intention as previously stated in a press release on July 13, 2004, to make an offer to acquire all of the outstanding shares of Class A Subordinate Voting Stock of Magna Entertainment Corp. ("MEC") not currently owned by the Corporation. The Corporation also announced that William Sutton has resigned from the Corporation's Board of Directors and in his place, Thomas Hodgson has been appointed. The Corporation further announced the appointment of Doug R. Tatters as the Executive Vice-President and Chief Financial Officer of the Corporation. As the MEC going private transaction is not proceeding, Fair Enterprise will be exercising its option to repurchase the 3,682,515 shares of MEC Class A Stock from the Corporation at the same price paid by the Corporation to Fair Enterprise. As a result, the Corporation's ownership of MEC will revert to its ownership position prior to the July 12, 2004 Fair Enterprise transaction.

        A copy of the Press Release issued on September 16, 2004 is attached.

6.     Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

        This report is not being filed on a confidential basis.

7.     Omitted Information

        Not applicable.

8.     Executive Officer

        For further information, please contact John D. Simonetti, Chief Executive Officer of the Corporation at 905-726-7619.

9.     Date of Report

        DATED at Aurora, Ontario as of the 17th day of September, 2004.

/s/ EDWARD C. HANNAH Edward C. Hannah Executive Vice-President, Corporate Development, Secretary and General Counsel

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MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7K1 Tel (905) 713-6322 Fax (905) 713-6332

PRESS RELEASE

MI DEVELOPMENTS ANNOUNCES IT WILL NOT PROCEED WITH OFFER
TO TAKE MAGNA ENTERTAINMENT PRIVATE

September 16, 2004, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID") today announced it will not be proceeding with its intention as previously stated in a press release issued on July 13, 2004, to make an offer to acquire all of the outstanding shares of Class A Subordinate Voting Stock of Magna Entertainment Corp. (TSX: MEC.A; NASDAQ: MECA) ("MEC") not currently owned by MID.

The decision not to proceed with the intended offer was made today by MID's Board of Directors, based upon a joint recommendation from MID's Special Committee of Independent Directors and MID's senior management team. This Special Committee continues to review MID's relationship with MEC and may consider other potential transactions with MEC which are in the best interests of MID and all of its shareholders.

John Simonetti, Chief Executive Officer of MID stated: "We have heard the concerns of certain of our shareholders about acquiring the rest of MEC. Also, we recognize that certain MEC shareholders believed that the intended offer price undervalued the potential growth opportunities that exist for MEC. While MID has decided not to proceed with the intended offer, we believe that the opportunities for growth within MEC remain very significant. MEC comprises a significant portion of MID's overall market capitalization. As holder of a 59% equity interest in MEC, MID has a strong and vested interest in seeing that MEC is successful in realizing these opportunities. We also believe that MEC provides MID with potential opportunities to grow and diversify our real estate portfolio. As such, MID is evaluating participating in the development of MEC's underutilized lands and certain of its racing assets and slot/video lottery terminal opportunities directly through our real estate leasing and development business. When this evaluation is completed, MID will communicate additional information to its shareholders."

MID also announced that William Sutton has resigned from MID's Board of Directors for personal and family reasons. In his place, Thomas (Tom) Hodgson has been appointed today to the Board of Directors of MID. Mr. Hodgson is currently President, Strategic Analysis Corporation and prior to that has held senior positions with Canadian financial institutions and U.K. companies since 1979.

MID further announced that Doug R. Tatters has been appointed today as the Executive Vice-President and Chief Financial Officer of MID. Mr. Tatters joined Magna International Inc. in February 1996 and held a variety of positions, including Controller. Prior to today's appointment, Mr. Tatters has been Vice-President and Controller of MEC since March 2001.

On July 12, 2004, MID purchased 3,682,515 shares of MEC Class A stock from Fair Enterprise Limited, a company controlled by Frank Stronach (the Chairman of MID and MEC and a controlling shareholder of MID) and by members of the Stronach family, for US$0.89 and approximately 0.1922 of an MID Class A Subordinate Voting Share per share of MEC Class A stock. The purpose of the Fair Enterprise transaction was to ensure that Fair Enterprise would not derive any benefit from the MEC going private transaction. Given that the MEC going private transaction is not proceeding, and as previously indicated by Fair Enterprise in a letter delivered to the Ontario Securities Commission, Fair Enterprise will be exercising its option to repurchase these 3,682,515 shares of MEC Class A stock from MID at the same price paid by MID to Fair Enterprise. As a result, MID's ownership of MEC will revert to its ownership position prior to the July 12, 2004 Fair Enterprise transaction.

Following the repurchase by Fair Enterprise, MID will own all of the MEC Class B stock and approximately 9% of the outstanding MEC Class A stock, representing in the aggregate, approximately 96% of the votes attached to MEC's outstanding securities and an approximately 59% equity interest in MEC.

About MID

MID is a real estate operating company engaged in the ownership, development, management, leasing and acquisition of industrial and commercial real estate properties located in North America and Europe. Virtually all of its income-producing properties are under lease to Magna International Inc. and its subsidiaries. MID also holds a controlling investment in MEC, North America's number one owner and operator of horse racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

For further information about this press release, please contact John Simonetti at 905-726-7619.

Forward-Looking Statements

The contents of this press release may contain "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding MID's future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing. In this press release we use words such as "may", "would", "could", "will", "likely, "believe", "expect", "anticipate", "intend", "plan", "forecast", "project", "estimate" and similar words to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management's good faith belief with respect to future events and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond MID's control. MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

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